# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Safe Pro Group Inc., CIK 0002011208
CUSIP: 78642D101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 18305 Biscayne Blvd., Suite 222, Aventura, Florida (FL), 33160
Date of event which requires filing of this statement: 09/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000898860

## Reporting persons
- Phillip Frost, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (9.82% of the class)
  Comment: (1) Includes 1,000,000 shares of Common Stock and the option to purchase 1,000,000 shares of Common Stock held by Frost Gamma Investments Trust ("FGIT"). Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
  
  (2) Based on 20,362,862 shares issued and outstanding as of August 14, 2026 as reported by the Issuer in its Form 10-Q for the quarterly period ending June 30, 2026.
- Frost Gamma Investments Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (9.82% of the class)
  Comment: (1) Includes 1,000,000 shares of Common Stock and the option to purchase 1,000,000 shares of Common Stock held by Frost Gamma Investments Trust ("FGIT"). Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.
  
  (2) Based on 20,362,862 shares issued and outstanding as of August 14, 2026 as reported by the Issuer in its Form 10-Q for the quarterly period ending June 30, 2026.

## Item 1. Issuer
Name of issuer: Safe Pro Group Inc.
Address of issuer's principal executive offices: 18305 Biscayne Blvd., Suite 222, Aventura, FL 33160

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Frost Gamma Investments Trust ("FGIT") and Dr. Phillip Frost (together with FGIT, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.
Address of principal business office or, if none, residence:
Dr. Phillip Frost has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137
FGIT has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137
Citizenship: Dr. Phillip Frost is a citizen of the United States and FGIT is established in the State of Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,000,000
Percent of class: 9.82
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement with Phillip Frost, M.D. and Frost Gamma Investments Trust, dated September 9, 2026.

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, MD, Phillip Frost, MD (09/14/2026)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D, Trustee (09/14/2026)